UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                    Washington, DC 20549

                        SCHEDULE 13D
          Under the Securities Exchange Act of 1934
                      (Amendment No. 1)

               Dynasil Corporation of America
                      (Name of Issuer)

                        Common Stock
               (Title of Class of Securities)

                          268102100
                       (CUSIP Number)

                     Mr. Craig T. Dunham
             C/o Dynasil Corporation of America
                      239 Cherry Street
                      Ithaca, NY  14850
                        607-272-3320

        (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and
                       Communications)

                      [March 8, 2005]*

   (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or
         240.13d-1(g), check the following box. [  ]



* See Explanatory Note.
                             SCHEDULE 13D

   1      NAMES OF REPORTING PERSONS

          Craig T. Dunham


   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A
          GROUP (SEE INSTRUCTIONS)

          (a)   [  ]
          (b)   [  ]

   3      SEC USE ONLY



   4      SOURCE OF FUNDS (SEE INSTRUCTIONS)

          PF

   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          [  ]

   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S. Citizen

            7      SOLE VOTING POWER

NUMBER OF          1,960,715

 SHARES     8      SHARED VOTING POWER
BENEFICIA-
   LLY
OWNED BY           0

  EACH      9      SOLE DISPOSITIVE POWER
REPORTING
 PERSON            1,960,715

  WITH      10     SHARED DISPOSITIVE POWER

                   0

  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON

          1,960,715

  12      CHECK IF THE AGGREGATE AMOUNT IN ROW
          (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

          [  ]

  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
          (11)

          12.6%

  14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
           IN


                      EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D (this "Amendment") reflects changes to the information in the Schedule 13D relating to the shares of Common Stock (the "Common Stock") of Dynasil Corporation of America (the "Issuer") filed October 4, 2004 by the Reporting Person with the Securities and Exchange Commission (the "Commission") as a result of certain historical transactions occurring subsequent to that date affecting the Reporting Person's beneficial ownership (see Item 5 of this Amendment). Each capitalized term used and not otherwise defined in this Amendment shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each item of the Schedule 13D remains unchanged.


Item 3.   Source and Amount of Funds or Other Consideration.

     Item 3 of the Schedule 13D is hereby amended and/or supplemented by adding that the source of funds for the transactions described in Item 5 below was private funds in the amount of $788,455.


Item 4.   Purpose of the Transaction.

       Item 4 of the Schedule 13D is hereby amended and/or supplemented by adding the following additional disclosure:

  The Reporting Person currently has no plans or proposals of the type described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person's initial acquisition of shares of Common Stock was made in connection with his appointment as CEO of the Issuer in October 2004. In December 2010, the Reporting Person announced that he would retire as CEO of the Issuer in 2011 and intends to continue in his position as a director. Depending on market conditions, future developments and other factors, the Reporting Person may determine to sell or acquire shares of Common Stock.



Item 5.   Interest in Securities of the Issuer.

     Item 5(c) of the Schedule 13D is hereby amended by adding a description of the transactions in shares of Common Stock beneficially owned by the Reporting Person that have been effected since the date of filing of the original
Schedule 13D:

  As of the date hereof, Mr. Dunham owns beneficially and
of record, 1,960,715 shares of Dynasil's Common Stock, representing approximately 12.8% of the number outstanding, based on 15,541,648 shares outstanding as of June 13, 2011. Mr. Dunham has sole voting and dispositive power with
respect to those shares.   Mr. Dunham acquired his current
shares of common stock through the transactions listed below that occurred subsequent to the filing of his initial
Schedule 13D.

  Below is a summary of certain historical transactions that affected Mr. Dunham's beneficial ownership of the Common Stock.

  On March 8, 2005, Mr. Dunham acquired the equivalent of 584,439 shares through convertible preferred stock directly from the Issuer in a private placement, which at such time increased Mr. Dunham's beneficial ownership of the Common Stock from [48.4% to 51.1%]. On October 2, 2006, Mr. Dunham acquired the equivalent of 231,276 shares through convertible preferred stock directly from the Issuer in a private placement, which at such time increased Mr. Dunham's beneficial ownership of the Common Stock from 50.5% to 52.4%. On October 28, 2009, Mr. Dunham sold 600,000 shares of Common Stock for $2.33 per share in privately negotiated transactions, which at such time decreased Mr. Dunham's beneficial ownership of the Common Stock from 26.9% to 21.5%. On June 14, 2011, Mr. Dunham sold 505,000 shares of Common Stock for $3.00 per share in privately negotiated transactions, which at such time decreased Mr. Dunham's beneficial ownership of the Common Stock from 15.9% to 12.6%.


                          SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 14, 2011         By:  /s/ Craig T. Dunham
                             Name: Craig T. Dunham